EXHIBIT 15.2

ACKNOWLEDGEMENT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Partners of

Icahn Enterprises Holdings L.P.

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited consolidated interim financial information of Icahn Enterprises Holdings L.P. and Subsidiaries for the three-month and six-month periods ended June 30, 2012 and 2011, as indicated in our report dated August 10, 2012; because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above, is being used in this Registration Statement.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/s/ Grant Thornton LLP

New York, New York

September 5, 2012